22nd Century Group, Inc.

500 Seneca Street, Suite 507

Buffalo, NY 14204

April 26, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	22nd Century Group, Inc.
Registration Statement on Form S-3
File Number 333-271217

Ladies and Gentlemen:

22nd Century Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on April 27, 2023, or as soon thereafter as practicable.

Please telephone the undersigned at (561) 271-4047 or Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210 if you have any questions with respect to the foregoing.

Very truly yours,

22ND CENTURY GROUP, INC.

By:	/s/ Peter Ferola
	Name:	Peter Ferola
	Title:	Chief Legal Officer